Via Edgarlink and Overnight Delivery

October 19, 2007

Michael Fay

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

Washington, D.C. 20549

Re:	Steakhouse Partners, Inc.

Form 10-K: For the year ended December 26, 2006

Form 10-Q: For the thirteen week period ended June 26, 2007

File No: 0-23739

Dear Mr. Fay:

This letter is being filed by Steakhouse Partners, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated September 20, 2007 (the “Comment Letter”) regarding the Company’s above-referenced periodic reports.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall the meanings assigned in the above-referenced periodic reports.

Form 10-K: For the year ended December 26, 2006

Note 3: Summary of Significant Accounting Policies, page F-10

1.	We note that you operate in three “distinctive” steakhouse markets. Please tell us what consideration you have given to reporting each of these markets as a separate operating segment in accordance with SFAS 131. If you are aggregating the three segments based upon the guidance provided in paragraph 17 of the standard, tell us how you have determined that each segment is economically similar in their financial performance. As part of your response, provide us the information reviewed by your chief decision maker to allocate resources and assess performance for all periods presented.

Response: Although the Company operates in three “distinctive” steakhouse markets, we are using the aggregation criteria in paragraph 17 of SFAS 131 to report all of our units as one operating segment.

a.	The nature of products and services. All of our units receive their meat and food products from the same meat processor and food distributors. Menu’s, liquor and wine lists are standardized among the units with minimal exceptions.

b.	The nature of the production process. In all of our units the kitchen staff hand cut (with the exception of porterhouse steaks) all the steaks from loins that are aged and delivered by the same meat processor, into the required serving sizes. Prime rib is the number 1 seller at all locations and everyone prepares it the same way (all aged prime rib is slowly roasted for twelve hours prior to serving).

Michael Fay

October 19, 2007

Page Two

c.	The type or class of customer for their product or services. All units have a similar customer base; early dining guest, long time local customers, business and tourist.

d.	The methods used to distribute their products or provide their services. All units use local store marketing and e-mail based marketing tools to promote their business. All training is centralized with “hospitality” the over-riding theme.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. All units are subject to the exact same (some states may be slightly different) regulatory agencies for liquor, health and safety and are covered by the same insurance policies.

We believe all of the units have similar economic characteristics. On an annual basis each unit prepares a weekly budget that covers revenue and major expense categories. The chief decision maker reviews these weekly budgets. Changes are made as appropriate and then approved. During the course of the year actual performance is measured against the budgets and discussed with the chief decision maker on weekly conference calls. If required corrective action is implemented during these calls. In addition per period budget versus actual by unit statements, capital-spending report, inventory analysis, trend analysis, yield analysis, etc... are published to all senior and operations management. They are reviewed at regularly scheduled meetings and recommendation for change or improvements are made at that time. Finally, paragraph 18 of SFAS 131 provides that additional information is allowed to be presented if the Company believes that it would be useful to investors. The Company believes that additional disclosures would not be useful.

Identifiable Intangible Assets, page F-13

2.	Please tell us how you have determined that the events and circumstances relied upon to support the use of an indefinite useful life for tradenames is still appropriate in light of your historical losses. Refer to paragraph 16 of SFAS 142.

Response: Historically, despite our losses, the Company has determined at least annually that its goodwill and tradenames have not been impaired. In reaching this determination, the Company’s management conducts an extensive evaluation, which includes careful consideration, evaluation and discussion with an outside valuation expert. After, discussing the conclusions of the outside valuation experts and testing and probing their assumptions and methodology for accuracy, etc., management ultimately adopted their findings as its own. Separately the outside auditors review the test before the final report is published. The Company believes this is the most accurate way to test for impairment as the annual valuation includes current and future events such as the expected closure of units or other business changes. As a very seasonal business our fourth quarter is our strongest (we have been profitable every year) and our second and third quarter are our weakest (we have losses every year). With that context, the Company does consider the appropriateness of the useful life each reporting period. However, even with projected losses for the near future, the Company’s position that the tradenames have an indefinite life has not changed and annual valuations support the carrying value.

Michael Fay

October 19, 2007

Page Three

3.	Please tell us the date you perform the annual goodwill impairment test. Refer to paragraph 26 of SFAS 142 for guidance. In addition, provide us the goodwill impairment test performed in accordance with paragraphs 19-21 of SFAS 142 and explain to us how your determination of the underlying fair value is in accordance with paragraphs 23-25 of SFAS 142. And finally, identify for us what you consider a reporting unit to be for your operations and explain to us how this determination is in compliance with paragraphs 30 and 34-35 of SFAS 142. Similarly, provide us the impairment test for the tradenames you performed in accordance with paragraph 17 of SFAS 142.

Response: The most recent goodwill and tradenames impairment test was completed on March 30, 2007 for the fiscal year ending December 31, 2006, by management, with input from an independent third party valuation expert, and review by outside auditors as well. Management conducted an extensive evaluation, which included careful consideration, evaluation and discussion with an outside valuation expert. After, discussing the conclusions of the outside valuation experts and testing and probing their assumptions and methodology for accuracy, etc., management ultimately adopted their findings as its own. Separately the outside auditors review the test before the final report is published. The fair value was established under “fresh-start” accounting when the Company’s Plan of Reorganization became effective on December 31, 2003. Specifically, the company consulted with two independent consultants; one in reaching a determination regarding the valuation for fixed assets and the second in reaching a determination regarding the valuation for tradenames. The excess between these valuations and the fair value derived from “fresh-start” accounting was booked as goodwill. The goodwill was then allocated to the Company’s reporting units based on the unit’s revenue proportion to the total at that time. The Company considers each one of our restaurants as an operating unit. As mentioned above all of our units have similar components, i.e., same products, services, preparations, customers, etc. and the goodwill was assigned consistently as of December 31, 2003.

Form 10-Q: For the thirteen week period ended June 26, 2007

Note 4: Property, Plant and Equipment, page 9

4.	We note per the Form 8-K filed June 25th that you entered into a contract to sell two restaurant units to satisfy the June 30, 2007 Forbearance payment. As these units satisfy the requirements of paragraph 30 of SFAS 144, they should be classified as held for sale on your balance sheet. It also appears that the operations of these units should be reported as discontinued operations in accordance with paragraphs 41-43 of the standard. Please revise appropriately. And finally, provide us your analysis that demonstrates that these restaurant units are at the lower of its carrying amount or fair value less cost to sell, as of June 26, 2007, in accordance with paragraphs 34-37 of SFAS 144.

Response: As the Form 8-K filed June 25th indicated that, “the contracts remain subject to contingencies and there can be no assurances that such transactions will be consummated”. The Company believed that there were too many issues with the potential buyers to successfully complete these sales and consummation was deemed improbable. As provided for in SFAS 144 paragraph 30 all the criteria listed has to be met in order to classify a long-lived asset as held for sale. The criteria that was not met was, “The sale of the asset is probable”. In fact one of the potential buyers did fall out shortly after the Form 8-K filing, with no replacement to buy that unit to this day and although the second unit did finally close, it was doubtful up to the last minute. It should be noted that in order to maximize the selling price for a unit, you avoid advertising units for sale or provide a list to brokers or sales agents. This does slow

Michael Fay

October 19, 2007

Page Four

down the process and creates more uncertainty as to whether a specific long-lived asset should be classified as to be disposed by sale or not, but in the Company’s experience (approximately thirty transactions during the reorganization process) provides the best results. The Creditors Trust understands this process and thus far has supported management’s efforts.

5.	Paragraph 8 of SFAS 144 states that “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” As you have disclosed, there are circumstance that raise substantial doubt about your ability to continue as a going concern. Accordingly, please explain to us how you have considered the guidance in paragraph 8 of SFAS 144 and provide us any tests of recoverability you have performed during 2007 and 2006. If you have not performed any tests of recoverability, explain to us clearly and fully how you have complied with SFAS 144.

Response: On a not-less-than annual basis the Company tests for recoverability of its long-lived assets. In 2005 the Company found one of its units to be unrecoverable and appropriate action was taken and reported in Form 10-K. In 2006 the same type of test was conducted and all units appeared to be recoverable and no further action was taken. The test is actually the accumulation of all the financial data associated with each reporting unit. The store-level report summarizes and lists approximately 115 different expense line items and nets those items against gross revenue for the current period and year-to-date. This report also compares the current year actual to prior year actual. In addition the Company keeps detailed records of how each reporting unit is tracking versus budget or latest projections. Typically, our units are profitable at the store-level (meaning before overhead and debt service). Our unit at Thousand Oaks was not. However, with a new management team and a strong local store marketing effort the Company believed it had a chance to return to profitability. It was profitable in 2005. As reported above, the Company is a very seasonal business with our fourth quarter as our strongest (we have been profitable every year) and our second and third quarter as our weakest (we have losses every year). If the Company tested for impairment every period, we believe the results would be misleading and inaccurate. The Company will test all long-lived assets at year-end 2007 and take the necessary and appropriate action.

6.	As you have disclosed, there are circumstances that raise substantial doubt about your ability to continue as a going concern. Consequently, you may be required under paragraph 17 of SFAS 142 to test your tradenames for impairment more frequently than annually. Please tell us if you have performed any tests of impairment of your tradenames during 2007. If you have not performed any tests, explain to us fully how your accounting is in compliance with SFAS 142. If you have performed tests of impairment, provide us the tests that support the non-recognition of an impairment loss.

Response: The Company has not performed any test for impairment of our tradenames thus far for fiscal 2007. It should be noted that the impairment test, which was completed on March 30, 2007 for the fiscal year ending December 31, 2006, contemplated the possibility of the closing of two of our least profitable units in 2007 and one in 2008. The Company believed since it had already projected the closing in the impairment test, no triggering event had occurred in 2007 that would warrant performing another impairment test. Further, the Company is a very seasonal business with our fourth quarter as our strongest (we have been profitable every year) and our second and third quarter as our weakest (we have losses every year). If the Company tested for impairment every period or quarterly, we believe the results would be misleading and inaccurate. The Company will test for impairment of our tradenames using an independent third party valuation expert, challenged by Management and reviewed by our outside auditors for year-end December 25, 2007 and take the necessary and appropriate action.

Michael Fay

October 19, 2007

Page Five

7.	Please fully explain to us how you have considered the requirement of paragraph 28 of SFAS 142 to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Response: The Company has not performed any test for impairment of our goodwill thus far in fiscal 2007. It should be noted that the impairment test, which was completed on March 30, 2007 for the fiscal year ending December 31, 2006, contemplated the possibility of the closing of two of our least profitable units in 2007 and one in 2008. The Company believed since it had already projected the closing, no triggering event had occurred in 2007 that would warrant performing an impairment test. Further, the Company is a very seasonal business with our fourth quarter as our strongest (we have been profitable every year) and our second and third quarter as our weakest (we have losses every year). If the Company tested for impairment every period or quarterly, we believe the results would be misleading and inaccurate. The Company will test for impairment of our goodwill using an independent third party valuation expert challenged by Management and reviewed by our outside auditors for year-end December 25, 2007 and take the necessary and appropriate action.

Note 7: Subsequent Events, page 10

8.	Please provide us your test of recoverability as of June 30, 2007 for the Hungry Hunter Thousand Oaks, California location, as required by paragraph 8 of SFAS 144. Similarly, tell us how you complied with the guidance in paragraph 28 of SFAS 144.

Response: Per Paragraph 8 of SFAS 144 a long-lived asset should be tested for recoverability if, “A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.” For the twenty-six week period ending June 26, 2007, the Company reviewed the financial results of its least profitable units. Thousand Oaks had losses in FY 2006 and through June 26, 2007 they had escalated to a store-level loss of $110,000. The projections for the balance of the year indicated; continued employee turn-over, a very soft revenue summer and fall and even allowing for a strong holiday season the loss for the year would be greater than the rent expense. Also considered was the fact that the base term of the lease was due to expire the first quarter 2008 and the Company had no plans to renew. With the very short amount of time left on the base term of the lease (approximately seven months), the write-down was deemed immaterial and the mounting store-level losses, the long-lived asset was considered unrecoverable and operations ceased on July 1, 2007.

9.	We note that a settlement agreement was entered into on July 11th with respect to the Guest Connect program. We cannot locate any information on the program or the class action lawsuit in your Form 10-K. Please tell us the nature of this program and the accounting impact (i.e., the items impacted and the amounts recorded as a result of the settlement) of the settlement on your financial statements, and if the amounts are material, revise your Form 10-K to describe the program, the lawsuit, as well as the nature of future obligations in the program.

Michael Fay

October 19, 2007

Page Six

Response: The settlement agreement entered into on July 11th was with Rewards Network (a.k.a I-Dine and Transmedia). The Guest Connect program reference is the current name Rewards Network has given their diners discount program. The Company expenses and pays Rewards Network for the diners discount program on a weekly basis as invoiced. As stated in the Plan of Reorganization and subsequent filings, the Company is required to be a participant in the diners discount program until the payment of the secured note is fulfilled. As of July 11th, the Company has received a full release from the secured-note; its continued participation in the discount program now becomes optional.

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In addition, and per the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Joseph L. Wulkowicz, Vice President & Controller, at (858) 635-3859 or by fax at (858) 536-1791 with a copy to the Company’s outside counsel, Christopher Forrester, Morrison & Foerster LLP at (858) 720-5110 or by fax at (858) 523-2809.

Thank you for your assistance in this matter.

Sincerely,

Steakhouse Partners, Inc.

/s/ Joseph L. Wulkowicz
Joseph L. Wulkowicz
Vice President & Controller